Clariant

Clariant International LtdLtd. Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

RECEIVED
2009 AUG -4 A 7:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

09046679

CH-4132 Muttenz 1, 30/07/2009

Investor Relations
Ulrich Steiner
Tel.: +41 61 469 6745
Fax: +41 61 469 6767
E-Mail: ulrich.steiner@clariant.com
www.clariant.com

SUPPL

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following documents:

- Financial Review regarding 2nd Quarter 2009 results (16 pages)
- Public presentation regarding 2nd Quarter 2009 results (51 pages)

Yours sincerely,

Clariant Ltd

Ulrich Steiner

dlw 8/4

82-34978



Clariant

Exactly your chemistry.

Financial Review

First Half/Second Quarter
30 July 2009

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1, Switzerland

Clariant

Key Financial Group Figures

	First Half				Second Quarter			
	2009		2008		**2009**		2008	
	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales	CHF mn	% of sales
Sales	3 213	100.0	4 233	100.0	1 609	100.0	2 121	100.0
Local currency growth (LC):	–20%				–21%			
Organic growth [1]	*–20%*				*–21%*			
Acquisitions/Divestitures	*0%*				*0%*			
Currencies	–4%				–3%			
Gross profit	850	26.5	1 259	29.7	471	29.3	614	28.9
EBITDA before exceptionals	168	5.2	437	10.3	125	7.8	207	9.8
EBITDA*	74	2.3	391	9.2	82	5.1	184	8.7
Operating income before exceptionals*	56	1.7	310	7.3	69	4.3	143	6.7
Operating loss / income	–68	2.1	258	6.1	–	0.0	118	5.6
Net loss / income	–152	4.7	92	2.2	–61	3.8	51	2.4
Operating cash flow	340		27		184		33	

Other key figures:	***30.06.2009***	*31.12.2008*
Net debt	985	1 209
Equity (including non-controlling interests)	1 927	1 987
Gearing	51%	61%
Number of employees	18 679	20 102

[1] Throughout this statement the term "organic growth" is being used. It means volume and price effects excluding the impacts of changes in FX rates and acquisitions/divestitures.

* See Definitions of Terms of Financial Measurement on page 4.

FINANCIAL DISCUSSION SECOND QUARTER

Economic Environment

The global economy stabilized at low demand levels during the second quarter. However, the general outlook remains challenging, especially in the US, Europe and Japan. This situation is affecting the business environment for the chemical industry. A sustainable recovery in demand for chemicals is not expected for the next few quarters.

On the back of inflation fears and a stabilization in economic activity, the prices for raw materials recovered after a steep fall in the first three months of the year. As long as there is no pick-up in economic activity, raw material costs are expected to remain at current levels.

The US dollar lost value against major currencies during the second quarter of this year. Compared to the second quarter of the previous year, its value has increased. On a year-on-year basis, the average exchange rate of the US dollar was stronger while the rate of the Euro was weaker against the Swiss franc.

Sales and Operating Results

Consolidated sales from continuing operations decreased by -24% in Swiss francs and by -21% in local currency terms. Despite pressure on sales prices, all divisions and businesses still show positive price effects in comparison to the same period a year earlier.

The **gross margin** increased to 29.3% in the second quarter compared with 28.9% in the same period a year earlier, despite significant costs related to lower capacity utilizations. An 8% reduction in raw material costs and higher average sales prices compared to the second quarter 2008 fully offset this negative effect.

Marketing, distribution, administration, and general overhead costs accounted for 23.1% of sales compared to 20.5% recorded in the second quarter of 2008. The unfavorable development in percentage of sales was entirely due to the lower sales volume. In absolute terms, SG&A costs fell by CHF 63 million on a year-on-year comparison. This was mainly the result of cost reduction measures implemented during the last few quarters.

Research and development costs amounted to CHF 38 million in the second quarter of 2009 which is below the level recorded in the same quarter of the previous year (CHF 46 million).

Income from associates decreased to CHF 7 million in the second quarter of 2009. This compares to CHF 9 million in the corresponding period of the previous year.

Restructuring costs and impairments in the amount of CHF 74 million reflect mainly the program for a sustainable cost reduction ("Project Clariant").

Net financial result in the second quarter of 2009 fell to CHF -47 million, CHF -23 million lower compared with the prior-year period. This was entirely due to foreign exchange losses of CHF -28 million in the second quarter of 2009 compared with exchange rate losses of CHF -4 million in the previous year. The big swing in foreign currency is almost entirely due to the weakening of some major currencies against the CHF in the second quarter of 2009. Net financial result before foreign currency impact is almost the same in both periods due to stable interest expenses year-on-year.

Tax expenses in the second quarter of 2009 were negatively influenced by non-tax effective idle cost, impairment and restructuring costs and foreign exchange losses, that were only partly tax effective

Net loss before non-controlling interests amounted to CHF 61 million in the second quarter of 2009. This compares with a net income of CHF 51 million reported in the same period of 2008. The main reason for this variance lies in the unfavorable EBIT development, foreign exchange losses and the higher restructuring and impairment charges.

Clariant

Balance Sheet Key Figures

Total assets decreased to CHF 5.812 billion as of 30 June 2009, from CHF 5.946 billion at the end of 2008. The most important event contributing to this effect was the reduction of the net working capital.

Cash and cash equivalents increased to CHF 545 million as of 30 June 2009, from CHF 356 million at the end of 2008. This was mainly the result of the net working capital reduction and the resulting positive cash flow.

Current and non-current financial debts remained almost unchanged during the reporting period.

Equity decreased to CHF 1.927 billion as of 30 June 2009, from CHF 1.987 billion at the end of 2008. This was the result of the net loss of CHF 152 million incurred during the reporting period and the positive impact of the FX movements.

Net debt decreased to CHF 985 million as of 30 June 2009, from CHF 1.209 billion at the end of 2008.

Gearing, which reflects net financial debt in relation to equity including minorities, decreased to 51% as of 30 June 2009, from 61% at the end of 2008.

Cash Flow

Cash flow from operating activities before changes in working capital was CHF -26 million for the second quarter 2009, compared with CHF -54 million for the immediately preceding quarter and CHF 77 million for the same period one year earlier. The operating cash flow for the first six months of 2009 was CHF -80 million compared to CHF 249 million for the first six months of 2008.

Working capital decreased by CHF 210 million during the second quarter of 2009, compared to an increase of CHF 44 million for the same period of 2008. In the first six months of 2009, working capital decreased by CHF 420 million compared to a increase of CHF 222 million for the same period of the prior year.

Cash flow from operating activities stood at CHF 184 million for the second quarter of 2009, compared to CHF 156 million for the immediately preceding quarter and 33 million for the same period one year earlier. For the first six months of 2009, cash flow from operating activities amounted to CHF 340 million compared to CHF 27 million for the same period one year earlier.

Capital expenditure (PPE) stood at CHF 29 million for the second quarter, compared to CHF 41 million for the first quarter of 2009, and CHF 60 million for the same period one year earlier. For the first six months of 2009, capital expenditure amounted to CHF 70 million compared to CHF 107 million for the first six months of 2008. Investment activities in 2009 include an investment in a joint venture in China pertaining to the Pigments & Additives division in the amount of CHF 17 million. In the prior year, fixed-term deposits in the amount of about CHF 125 million expired in 2008, which IFRS require to be reported as an investing activitiy.

Clariant

DEFINITION OF TERMS OF FINANCIAL MEASUREMENTS (UNAUDITED)

The following financial measurements are supplementary financial indicators. They should be considered in addition to, not as a substitute for, operating income, net income, operating cash flow and other measures of financial performance and liquidity reported in accordance with International Financial Reporting Standards (IFRS).

EBITDA
– (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation of PPE, plus impairment of PPE/goodwill and amortization of intangibles, and can be reconciled from the Condensed Financial Statements as follows:

EBITDA

	First Half		Second Quarter	
CHF mn	***2009***	*2008*	***2009***	*2008*
Operating income	–68	258	0	118
+ Depreciation of PPE	107	122	53	61
+ Impairment of PPE / Goodwill	30	6	26	2
+ Amortization of other intangibles	5	5	3	3
EBITDA	**74**	**391**	**82**	**184**

EBITDA before exceptional items
– is calculated as EBITDA plus expenses for restructuring and impairment less impairment of PPE/goodwill and gain/ loss on disposals.

EBITDA before exceptionals

	First Half		Second Quarter	
CHF mn	***2009***	*2008*	***2009***	*2008*
EBITDA	74	391	82	184
+ Restructuring and impairment	129	53	74	26
– Impairment of PPE / Goodwill (reported under Restructuring and impairment)	–30	–6	–26	–2
– Gain on disposals of subsidiaries and associates	–5	–1	–5	–1
EBITDA before exceptionals	**168**	**437**	**125**	**207**

Operating income before exceptional items
– is calculated as operating income plus restructuring and impairment and gain/loss on disposals

Operating income before exceptionals

	First Half		Second Quarter	
CHF mn	***2009***	*2008*	***2009***	*2008*
Operating income	–68	258	–	118
+ Restructuring and impairment	129	53	74	26
– Gain on disposals of subsidiaries and associates	–5	–1	–5	–1
Operating income before exceptionals	**56**	**310**	**69**	**143**

Net debt
– is the sum of current and non-current financial debt less cash and cash equivalents and current deposits reported in other current assets.

Net Debt

CHF mn	***30.06.2009***	*31.12.2008*
Non-current financial debt	1 319	1 297
+ Current financial debt	211	268
– Cash and cash equivalents	–545	–356
– Current deposits 90 to 365 days	–	–
Net Debt	**985**	**1 209**

Clariant

CONDENSED FINANCIAL STATEMENTS OF THE CLARIANT GROUP

Consolidated statements of financial position (unaudited)

ASSETS	30.06.2009 CHF mn	%	31.12.2008 CHF mn	%
Non-current assets				
Property, plant and equipment	2 045		2 010	
Intangible assets	302		283	
Investments in associates	271		275	
Financial assets	21		21	
Prepaid pension assets	127		119	
Deferred income tax assets	76		67	
Total non-current assets	**2 842**	48.9	**2 775**	46.7
Current assets				
Inventories	1 013		1 373	
Trade receivables	1 101		1 110	
Other current assets	280		300	
Cash and cash equivalents	545		356	
Current income tax receivables	31		32	
Total current assets	**2 970**	51.1	**3 171**	53.3
Total assets	**5 812**	100.0	**5 946**	100.0

EQUITY AND LIABILITIES	30.06.2009 CHF mn	%	31.12.2008 CHF mn	%
Equity				
Share capital	921		921	
Treasury shares (par value)	–17		–15	
Other reserves	460		364	
Retained earnings	514		667	
Total capital and reserves attributable to Clariant Shareholders	**1 878**		**1 937**	
Non-controlling interests	49		50	
Total equity	**1 927**	33.2	**1 987**	33.4
Liabilities				
Non-current liabilities				
Financial debts	1 319		1 297	
Deferred income tax liabilities	126		134	
Retirement benefit obligations	498		478	
Provision for non-current liabilities	205		191	
Total non-current liabilities	**2 148**	36.9	**2 100**	35.3
Current liabilities				
Trade payables	898		1 011	
Financial debts	211		268	
Current income tax liabilities	244		243	
Provision for current liabilities	384		337	
Total current liabilities	**1 737**	29.9	**1 859**	31.3
Total liabilities	**3 885**	66.8	**3 959**	66.6
Total equity and liabilities	**5 812**	100.0	**5 946**	100.0

Consolidated income statements (unaudited)

	First Half				Second Quarter			
	2009		2008		**2009**		2008	
	CHF mn	%	CHF mn	%	CHF mn	%	CHF mn	%
Sales	3 213	100.0	4 233	100.0	1 609	100.0	2 121	100.0
Costs of goods sold	–2 363	73.5	–2 974	70.3	–1 138	70.7	–1 507	71.1
Gross profit	**850**	26.5	**1 259**	29.7	**471**	29.3	**614**	28.9
Marketing and distribution	–501	15.6	–627	14.8	–249	15.5	–316	14.9
Administration and general overhead costs	–227	7.1	–244	5.8	–122	7.6	–118	5.6
Research and development	–77	2.4	–93	2.2	–38	2.4	–46	2.2
Income from associates	11	0.3	15	0.4	7	0.4	9	0.4
Gain from the disposal of activities not qualifying as discontinued operations	5	0.2	1	0.0	5	0.3	1	0.0
Restructuring and impairment	–129	4.0	–53	1.3	–74	4.6	–26	1.2
Operating loss / income	**–68**	2.1	**258**	6.1	–	0.0	**118**	5.6
Finance income	5	0.2	9	0.2	3	0.2	3	0.1
Finance costs [1]	–60	1.9	–95	2.2	–50	3.1	–27	1.3
Loss / income before taxes	**–123**	3.8	**172**	4.1	**–47**	2.9	**94**	4.4
Taxes	–29	0.9	–80	1.9	–14	0.9	–43	2.0
Net loss / income	**–152**	4.7	**92**	2.2	**–61**	3.8	**51**	2.4
Attributable to:								
Shareholders of Clariant Ltd	–158		87		–65		48	
Non-controlling interests	6		5		4		3	
Net loss / income	**–152**	4.7	**92**	2.2	**–61**	3.8	**51**	2.4
Basic earnings per share attributable to the shareholders of Clariant Ltd (CHF/share):	**–0.70**		**0.38**		**–0.29**		**0.21**	
Diluted earnings per share attributable to the shareholders of Clariant Ltd (CHF/share):	**–0.70**		**0.38**		**–0.29**		**0.21**	

[1] Currency impact YTD 2009 of CHF –14 mn YTD June 2008 of CHF –48 mn, Q2/09 of CHF -28 mn Q2/08 of CHF -4 mn

Consolidated statements of other comprehensive income (unaudited)

	First Half		Second Quarter	
	2009 CHF mn	2008 CHF mn	**2009** CHF mn	2008 CHF mn
Net loss / income	**–152**	**92**	**–61**	**51**
Other comprehensive income:				
Net investment hedge	–21	31	–6	–21
Currency translation differences	115	–146	32	71
Less: Reclassification adjustment due to CTA recycling on return of a net investment	3	–1	3	–1
Other comprehensive income for the period, net of tax	**97**	**–116**	**29**	**49**
Total comprehensive income for the period	**–55**	**–24**	**–32**	**100**
Attributable to:				
Shareholders of Clariant Ltd	–62	–22	–34	98
Non-controlling interests	7	–2	2	2
	–55	**–24**	**–32**	**100**

Consolidated statements of cash flows (unaudited)*

	First Half		Second Quarter	
CHF mn	***2009***	*2008 (Restated)**	***2009***	*2008 (Restated)**
Net loss / income	–152	92	–61	51
Adjustment for:				
Depreciation of property, plant and equipment (PPE)	107	122	53	61
Impairment and reversal of impairment	30	6	26	2
Amortization of intangible assets	5	5	3	3
Impairment of working capital	45	36	23	19
Income from associates	–11	–15	–7	–9
Tax expense	29	80	14	43
Net financial income and costs	41	38	19	20
Gain from the disposal of activities not qualifying as discontinued operations	–5	–1	–5	–1
Other non-cash items	–4	31	8	–18
Total reversal of non-cash items	**237**	**302**	**134**	**120**
Dividends received from associates	28	31	11	10
Interest paid	–62	–79	–57	–60
Interest received	3	9	1	3
Income taxes paid	–48	–64	–5	–25
Payments for restructuring*	–86	–42	–49	–22
Cash flow before changes in working capital and provisions	**–80**	**249**	**–26**	**77**
Changes in inventories	379	–140	146	–42
Changes in trade receivables	41	–120	–15	–35
Changes in trade payables	–101	–16	48	42
Changes in other current assets and liabilities	–2	21	–18	–24
Changes in provisions (excluding payments for restructuring)*	103	33	49	15
Cash flow from operating activities	**340**	**27**	**184**	**33**
Investments in PPE	–70	–107	–29	–60
Investments in financial assets and associates	–6	–17	–	–15
Investments in other intangible assets	–19	–7	–4	–7
Changes in current financial assets	3	125	1	6
Sale of PPE and intangible assets	5	6	1	3
Acquisition of companies, businesses and participations	–	–3	–	–
Payments for the disposal of discontinued operations	–3	–14	–	–5
Proceeds from the disposal of subsidiaries and associates	7	3	6	3
Cash flow from investing activities	**–83**	**–14**	**–25**	**–75**
Reduction of share capital to shareholders of Clariant Ltd	–	–57	–	–57
Treasury share transactions	–5	–	–2	–
Proceeds from financial debts	91	208	60	140
Repayments of financial debts	–155	–440	–106	–22
Dividends paid to minority shareholders	–8	–5	–7	–4
Cash flow from financing activities	**–77**	**–294**	**–55**	**57**
Currency translation effect on cash and cash equivalents	9	–13	3	3
Net change in cash and cash equivalents	**189**	**–294**	**107**	**18**
Cash and cash equivalents at the beginning of the period	**356**	**509**	**438**	**197**
Cash and cash equivalents at the end of the period	**545**	**215**	**545**	**215**

* In this presentation, payments for restructuring are disclosed separately to increase the meaningfulness of "Cash flow before changes in working capital and provisions". Previously the payments for restructuring were included in the line "Changes in provisions". The prior period presentation has been restated as follows for half year: "Changes in provisions" adjusted from CHF -9 mn to CHF 33 mn and due to the "Payments for restructuring" of CHF -42 mn, the "Cash flow before changes in working capital and provisions" has changed from CHF 291 mn down to CHF 249 mn. For the second quarter: "Changes in provisions" adjusted from CHF -7 mn to CHF 15 mn and due to the "Payments for restructuring" of CHF -22 mn, the "Cash flow before changes in working capital and provisions" has changed from CHF 99 mn down to CHF 77 mn.

Consolidated statement of changes in equity (unaudited)

										First Half
			Other reserves							
CHF mn	*Total share capital*	*Treasury shares (par value)*	*Share premium reserves*	*Cumulative translation reserves*	*Total other reserves*	*Retained earnings*	*Total attributable to equity holders*	*Non-controlling interests*	*Total equity*
Balance 31 December, 2007	**978**	**–16**	**767**	**–125**	**642**	**709**	**2 313**	**59**	**2 372**
Total comprehensive income for the period				**–109**	**–109**	**87**	**–22**	**–2**	**–24**
Dividends to third parties					–		–	–5	–5
Share capital reduction	–57				–		–57		–57
Employee share & option scheme:									
Effect of employee services					–	2	2		2
Treasury share transactions		1			–		1		1
Balance 30 June, 2008	**921**	**–15**	**767**	**–234**	**533**	**798**	**2 237**	**52**	**2 289**
Balance 31 December, 2008	**921**	**–15**	**767**	**–403**	**364**	**667**	**1 937**	**50**	**1 987**
Total comprehensive income for the period				**96**	**96**	**–158**	**–62**	**7**	**–55**
Dividends to third parties					–		–	–8	–8
Employee share & option scheme:									
Effect of employee services					–	5	5		5
Treasury share transactions		–2			–		–2		–2
Balance 30 June, 2009	**921**	**–17**	**767**	**–307**	**460**	**514**	**1 878**	**49**	**1 927**

Clariant

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of preparation of financial statements

These financial statements are the interim condensed financial statements (hereafter "the interim financial statements") of Clariant Ltd, a company registered in Switzerland, and its subsidiaries (hereafter "the Group") for the six-month period ended on 30 June 2009. They are prepared in accordance with the International Accounting Standard 34 (IAS 34 "Interim Financial Reporting") and were approved on 27 July 2009 by the Board of Directors. These interim financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended 31 December 2008 (hereafter "the annual financial statements") as they provide an update of previously reported information.

The accounting policies used are consistent with those used in the annual financial statements. Where necessary, the comparatives have been reclassified or extended from the previously reported interim results to take into account any presentational changes made in the annual financial statements or in these interim financial statements.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If, in the future, such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

2. Change in presentation of financial statements

In order to comply with the IAS 1 (revised), the presentation of financial statements is changed. Accordingly, all non-owner changes in equity are presented in the Statement of other comprehensive income. Statement of changes in equity, showing all owner changes, is now presented as a part of financial statements. This was earlier included in the notes to the financial statements.

IFRS 8, Operating segments replaces IAS 14, Segment reporting. It requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. In order to comply with IFRS 8, the chief operating decision-maker has been identified as the executive committee which makes strategic decisions. This committee reviews the Group's internal reporting in order to assess the performance of the segments and allocate resources to segments. Management has determined the following divisions as reportable segments based on these reports:

- Textile, Leather and Paper (TLP)
- Pigments & Additives (PA)
- Masterbatches (MB)
- Functional Chemicals (FUN)

The composition of the reportable segments did not change compared to the previously reported segments under IAS 14 as those were already consistent with the internal reporting provided to the executive committee.
"Corporate" includes mainly corporate functions in treasury, legal, accounting, information technology and human resources and is not an operating segment. The executive committee assesses the performance of the operating segments based on income statement parameters like third party sales, EBITDA before exceptionals, EBITDA, operating income before exceptionals and operating income (see definitions of these terms of financial measurement on page 4). Intersegment sales, interest income and expenditure and taxes are not included in the result for each operating segment that is reviewed by the executive committee. The Group has early adopted the amendment to IFRS 8 in regard of the segment assets. The segment assets are not included in the measure of segment assets reviewed by the executive committee and are not regularly provided to the executive committee.

In respect of IAS 23 (revised), Borrowing Costs relating to qualifying assets for which the commencement is on or after 1 January 2009, the Group will capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Previously, the Group recognized the borrowing costs as an expense. This amendment of IAS 23 did not have any material impact on the Group's interim financial statements as the Group did not have any material acquisition, construction or production of qualifying assets during the reporting period.

3. Seasonality of Operations

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

4. Restructuring and impairment

During the reporting period, the Clariant Group recorded restructuring expenses in the amount of CHF 99 million, which were mainly incurred in the Textile Business in Switzerland and Japan, the Pigment & Additives Division in Germany, the Masterbatch Division in Germany, Italy, France, United States and Spain and the Functional Chemicals Division in Germany and Spain. Impairment charges amounted to CHF 30 million and occurred in Germany, Great Britain and India.

5. Events after balance sheet date

Convertible bond issue

On 2 July 2009 Clariant placed a CHF 300 million senior unsecured convertible bond maturing in 2014. The conversion price was set at CHF 8.55 per share, which represents a 30% premium over the reference price. The coupon was set at 3.00% per annum, payable semi-annually in arrears.

6. Divisional Figures

First Half				**Sales to 3rd parties**				**EBITDA before exceptionals**				**EBITDA**
CHF mn	***2009***	*2008*	*% CHF*	*% LC*	***2009***	*2008*	*% CHF*	*% LC*	***2009***	*2008*	*% CHF*	*% LC*
Textile, Leather, Paper	792	1 070	–26	–21	23	98	–77	–68	8	84	–90	–80
Pigments & Additives	696	1 068	–35	–32	26	156	–83	–81	–3	146	–	–
Masterbatches	537	682	–21	–17	44	77	–43	–39	32	75	–57	–53
Functional Chemicals	1 188	1 413	–16	–10	119	152	–22	–12	107	144	–26	–16
Divisions Total	**3 213**	4 233			**212**	483			**144**	449		
Corporate	**–**	–			**–44**	–46			**–70**	–58		
Total	**3 213**	4 233	–24	–20	**168**	437	–62	–56	**74**	391	–81	–75

				Operating income before exceptionals				**Operating Income**				**Systematic Depreciation of PPE**
CHF mn	***2009***	*2008*	*% CHF*	*% LC*	***2009***	*2008*	*% CHF*	*% LC*	***2009***	*2008*		
Textile, Leather, Paper	–1	66	–	–	–23	51	–	–	24	32		
Pigments & Additives	–7	118	–	–	–37	101	–	–	32	37		
Masterbatches	27	61	–56	–51	15	59	–75	–71	16	16		
Functional Chemicals	88	118	–25	–15	76	111	–32	–21	31	33		
Divisions Total	**107**	363			**31**	322			**103**	118		
Corporate	–51	–53			–99	–64			4	4		
Total	**56**	310	–82	–76	**–68**	258	–	–	**107**	122		

Second Quarter				**Sales to 3rd parties**				**EBITDA before exceptionals**				**EBITDA**
CHF mn	***2009***	*2008*	*% CHF*	*% LC*	***2009***	*2008*	*% CHF*	*% LC*	***2009***	*2008*	*% CHF*	*% LC*
Textile, Leather, Paper	413	554	–25	–22	29	55	–47	–44	28	51	–45	–39
Pigments & Additives	368	541	–32	–30	36	74	–51	–50	20	65	–69	–71
Masterbatches	277	341	–19	–15	29	38	–24	–20	27	36	–25	–22
Functional Chemicals	551	685	–20	–15	55	66	–17	–8	50	62	–19	–13
Divisions Total	**1 609**	2 121			**149**	233			**125**	214		
Corporate	**–**	–			–24	–26			–43	–30		
Total	**1 609**	2 121	–24	–21	**125**	207	–40	–36	**82**	184	–55	–53

				Operating income before exceptionals				**Operating Income**				**Systematic Depreciation of PPE**
CHF mn	***2009***	*2008*	*% CHF*	*% LC*	***2009***	*2008*	*% CHF*	*% LC*	***2009***	*2008*		
Textile, Leather, Paper	17	39	–56	–53	14	34	–59	–56	12	16		
Pigments & Additives	20	55	–64	–65	3	42	–93	–97	16	18		
Masterbatches	20	29	–31	–27	18	29	–38	–31	8	8		
Functional Chemicals	40	48	–17	–11	34	46	–26	–18	16	17		
Divisions Total	**97**	171			**69**	151			**52**	59		
Corporate	–28	–28			–69	–33			1	2		
Total	**69**	143	–52	–49	**0**	118	–100	–98	**53**	61		

Clariant

7. Divisional Margins

First Half	Sales to 3rd parties		EBITDA before exceptionals		EBITDA	
in %	**2009**	2008	**2009**	2008	**2009**	2008
Textile, Leather, Paper	24.6	25.3	2.9	9.2	1.0	7.8
Pigments & Additives	21.7	25.2	3.7	14.6	–0.4	13.7
Masterbatches	16.7	16.1	8.2	11.3	6.0	11.1
Functional Chemicals	37.0	33.4	10.0	10.7	9.0	10.2
Total	**100.0**	**100.0**	**5.2**	**10.3**	**2.3**	**9.2**

	Operating income b. exceptionals		Operating Income	
in %	**2009**	2008	**2009**	2008
Textile, Leather, Paper	–0.1	6.2	–2.9	4.7
Pigments & Additives	–1.0	11.0	–5.3	9.5
Masterbatches	5.0	9.0	2.8	8.7
Functional Chemicals	7.4	8.4	6.4	7.9
Total	**1.7**	**7.3**	**–2.1**	**6.1**

Second Quarter	Sales to 3rd parties		EBITDA before exceptionals		EBITDA	
in %	**2009**	2008	**2009**	2008	**2009**	2008
Textile, Leather, Paper	25.7	26.1	7.0	9.9	6.8	9.2
Pigments & Additives	22.9	25.5	9.8	13.7	5.4	12.0
Masterbatches	17.2	16.1	10.5	11.1	9.7	10.6
Functional Chemicals	34.2	32.3	10.0	9.6	9.1	9.1
Total	**100.0**	**100.0**	**7.8**	**9.8**	**5.1**	**8.7**

	Operating income b. exceptionals		Operating Income	
in %	**2009**	2008	**2009**	2008
Textile, Leather, Paper	4.1	7.0	3.4	6.1
Pigments & Additives	5.4	10.2	0.8	7.8
Masterbatches	7.2	8.5	6.5	8.5
Functional Chemicals	7.3	7.0	6.2	6.7
Total	**4.3**	**6.7**	**0.0**	**5.6**

8. Regional developments

Sales						First Half						Second Quarter
CHF mn	***2009***	*% of sales*	*2008*	*% of sales*	*CHF %*	*LC %*	***2009***	*% of sales*	*2008*	*% of sales*	*CHF %*	*LC %*
Europe	1 449	45.1	2 113	49.9	–31	–26	695	43.2	1 036	48.8	–33	–28
of which Germany	*428*		*659*		–35	–31	*201*		*324*		–38	–34
of which Switzerland	*52*		*78*		–33	–30	*28*		*36*		–22	–17
Americas	942	29.3	1 111	26.2	–15	–10	470	29.2	553	26.1	–15	–11
of which USA	*371*		*456*		–19	–24	*177*		*220*		–20	–25
of which Brazil	*244*		*287*		–15	2	*129*		*145*		–11	3
Asia / Australia / Africa	822	25.6	1 009	23.9	–19	–18	444	27.6	532	25.1	–17	–17
of which China	*157*		*206*		–24	–30	*94*		*115*		–18	–25
Total	**3 213**	100.0	**4 233**	100.0	–24	–20	**1 609**	100.0	**2 121**	100.0	–24	–21

Clariant

9. Operating income - EBITDA Bridge

First Half	**TLP**		**PA**		**MB**		**FUN**		**Total Divisions**		**Corporate**		**Total**	
	2009	*2008*	***2009***	*2008*	***2009***	*2008*	***2009***	*2008*	***2009***	*2008*	***2009***	*2008*	***2009***	*2008*
CHF mn														
Operating income	-23	51	-37	101	15	59	76	111	31	322	-99	-64	-68	258
+ Depreciation of PPE	24	32	32	37	16	16	31	33	103	118	4	4	107	122
+ Impairment of PPE / Goodwill	7	1	1	7	0	0	0	-1	8	7	22	-1	30	6
+ Amortization of other intangibles	0	0	1	1	1	0	0	1	2	2	3	3	5	5
EBITDA	**8**	**84**	**-3**	**146**	**32**	**75**	**107**	**144**	**144**	**449**	**-70**	**-58**	**74**	**391**
+ Restructuring and impairment	26	15	30	17	12	3	13	8	81	43	48	10	129	53
– Impairment of PPE / Goodwill (reported under Restructuring and impairment)	-7	-1	-1	-7	0	0	0	1	-8	-7	-22	1	-30	-6
– Gain on disposals of subsidiaries and associates	-4	0	0	0	0	-1	-1	-1	-5	-2	0	1	-5	-1
EBITDA before exceptionals	**23**	**98**	**26**	**156**	**44**	**77**	**119**	**152**	**212**	**483**	**-44**	**-46**	**168**	**437**
Operating income before exceptionals	-1	66	-7	118	27	61	88	118	107	363	-51	-53	56	310
- Restructuring and Impairment	-26	-15	-30	-17	-12	-3	-13	-8	-81	-43	-48	-10	- 129	-53
+ Gain on disposals of subsidiaries and associates	4	0	0	0	0	1	1	1	5	2	0	-1	5	1
Operating income	**-23**	**51**	**-37**	**101**	**15**	**59**	**76**	**111**	**31**	**322**	**-99**	**-64**	**-68**	**258**
Finance Income													5	9
Finance costs													-60	-95
Loss / Income before taxes													**- 123**	**172**

Second Quarter	**TLP**		**PA**		**MB**		**FUN**		**Total Divisions**		**Corporate**		**Total**	
	2009	*2008*	***2009***	*2008*	***2009***	*2008*	***2009***	*2008*	***2009***	*2008*	***2009***	*2008*	***2009***	*2008*
CHF mn														
Operating income	14	34	3	42	18	29	34	46	69	151	-69	-33	0	118
+ Depreciation of PPE	12	16	16	18	8	8	16	17	52	59	1	2	53	61
+ Impairment of PPE / Goodwill	2	1	1	4	0	-2	1	-2	4	1	22	1	26	2
+ Amortization of other intangibles	0	0	0	1	1	1	-1	1	0	3	3	0	3	3
EBITDA	**28**	**51**	**20**	**65**	**27**	**36**	**50**	**62**	**125**	**214**	**-43**	**-30**	**82**	**184**
+ Restructuring and impairment	8	4	17	11	2	0	6	3	33	18	41	8	74	26
– Impairment of PPE / Goodwill (reported under Restructuring and impairment)	-2	-1	-1	-4	0	2	-1	2	-4	-1	-22	-1	-26	-2
– Gain on disposals of subsidiaries and associates	-5	1	0	2	0	0	0	-1	-5	2	0	-3	-5	-1
EBITDA before exceptionals	**29**	**55**	**36**	**74**	**29**	**38**	**55**	**66**	**149**	**233**	**-24**	**-26**	**125**	**207**
Operating income before exceptionals	17	39	20	55	20	29	40	48	97	171	-28	-28	69	143
- Restructuring and Impairment	-8	-4	-17	-11	-2	0	-6	-3	-33	-18	-41	-8	-74	-26
+ Gain on disposals of subsidiaries and associates	5	-1	0	-2	0	0	0	1	5	-2	0	3	5	1
Operating income	**14**	**34**	**3**	**42**	**18**	**29**	**34**	**46**	**69**	**151**	**-69**	**-33**	**0**	**118**
Finance Income													3	3
Finance costs													-50	-27
Loss / Income before taxes													**-47**	**94**

10. Condensed Earnings Per Share Data

	First Half	
CHF mn	***2009***	*2008*
Number of shares outstanding at 30.06.2009 and 30.06.2008 respectively	230 160 000	230 160 000
Weighted average, number of shares outstanding	226 243 243	226 565 770
Weighted average, diluted number of shares outstanding	227 424 932	227 747 459
Basic earnings per share attributable to the shareholders of Clariant Ltd (CHF/share):	**–0.70**	**0.38**
Diluted earnings per share attributable to the shareholders of Clariant Ltd (CHF/share) *:	**–0.70**	**0.38**

* There is no dilutive effect in the first half of 2009 because the Group incurred a net loss in the first half of 2009. Therefore, basic and dilutive earnings per share are equal.

11. Foreign Exchange Rates

Rates used to translate the consolidated balance sheets (closing rate)	***30.06.2009***	*31.12.2008*	*Change %*
1 USD	1.08	1.06	2
1 EUR	1.53	1.49	3
1 GBP	1.80	1.53	18
100 JPY	1.13	1.17	–3

	First Half		
Average sales-weighted rates used to translate the income statements and consolidated statements of cash flows	***2009***	*2008*	*Change %*
1 USD	1.13	1.05	8
1 EUR	1.50	1.61	–7
1 GBP	1.68	2.07	–19
100 JPY	1.18	1.00	18

CLARIANT – EXACTLY YOUR CHEMISTRY.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 Group companies, employs about 20,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8 billion in 2008.

Clariant's businesses are organised in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, and Masterbatches.

Clariant is committed to sustainable growth arising from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Calendar of Corporate Events

4 November 2009	Nine Month 2009 Results
16 February 2010	Full Year 2009 Results
29 March 2010	Annual General Meeting, Basel

Your Clariant Contacts

Investor Relations	Fax +41 61 469 67 67
Ulrich Steiner	Tel. +41 61 469 67 45
Jaideep Pandya	Tel. +41 61 469 67 49
Media Relations	Fax +41 61 469 69 99
Mark Hengel	Tel. +41 61 469 66 53

82-34978



Clariant

Exactly your chemistry.

First Half / Second Quarter 2009 Results

30 July 2009

Agenda

Clariant
Exactly your chemistry.

Highlights and financial results first half

Financial results second quarter

Business review

Strategy update

Outlook

First half 2009 – highlights

Clariant

Exactly your chemistry.

- Sales down 20% in local currencies and 24% in CHF
- Demand stabilized at depressed levels in the second quarter
- Progressive return to a positive EBIT before exceptional items
- Cash flow from operations increased to CHF 340 million from CHF 27 million in the first half 2008 due to tight net working capital management
- Net debt reduced to CHF 985 million from CHF 1 209 million at year-end 2008
- 2009 guidance:
  - sales in local currencies between 16–20% below previous year
  - further improvement of the operating income before exceptional items compared to the first half of 2009
- New corporate structure to be implemented as of 1 January 2010

Top priorities unchanged: cash generation and cost reductions

First half – financials

Clariant
Exactly your chemistry.

	H1/09	H1/08	in CHF	in LC
Sales in CHF million	3 213	4 233	–24%	–20%
Gross margin	26.5%	29.7%		
EBIT before exceptionals in CHF million	56	310		
EBIT margin before exceptionals	1.7%	7.3%		
Net loss / income in CHF million	-152	92		
Operating cash flow in CHF million	340	27		

Clariant

Highlights and financial results first half

Financial results second quarter

Business review

Strategy update

Outlook

Second quarter – financials

Clariant
Exactly your chemistry.

	Q2/09	Q2/08	in CHF	in LC
Sales in CHF million	1 609	2 121	–24%	–21%
Gross margin	29.3%	28.9%		
EBIT before exceptionals in CHF million	69	143		
EBIT margin before exceptionals	4.3%	6.7%		
Net loss / income in CHF million	–61	51		
Operating cash flow in CHF million	184	33		

Resilience in Latin America and Europe continues to weaken

Clariant
Exactly your chemistry.

	Q2/09	Q2/08
Sales growth in local currencies	–21%	+5%

- Sales mix:
  - Volume –23%
  - Price +2%
  - Acq./div. 0%
  - Currency –3%
- Sales in local currencies in Latin America at previous year level, despite lower volumes
- Europe continued to deteriorate, pronounced weakness in Germany



Asia / Australia
Africa
444
Total sales Q2/09: CHF 1 609 million
Europe
695
-17%
-28%
including
China
94
-25%
-25%
-34%
including US
177
-11%
including
Germany
201
Americas
470
Sales growth in local currencies

Idle facility costs and inventory devaluation effect on gross margin reduced

Clariant
Exactly your chemistry.



Q2/09
Q2/08
34.4%
29.7%
–3.9%
(Q1/09: –6.3%)
–1.6%
–1.2%
(Q1/09: –3.6%)
+0.8%
29.3%
28.9%
Gross margin before inventory valuation and capacity utilization effects
positive impact of pricing in Q2/09
Idle facility costs
Inventory devaluation/ revaluation
Gross margin IAS ("reported")

Operating income

Clariant

Exactly your chemistry.

	Q2/09	Q2/08
EBIT before exceptionals in CHF million	69	143
EBIT margin before exceptionals	4.3%	6.7%

- Lower operating margin compared to Q2/08, but progressively recovering from trough Q1/09 levels
- SG&A costs reduced by 15% to CHF 371 million vs. CHF 434 million in Q2/08
- Positive impact of cost savings on operating income before exceptionals to accelerate in H2/09

EBIT before exceptionals progressively improving – not yet satisfactory

Clariant

Exactly your chemistry.



Q2/08
Q1/09
Q2/09
15%
10%
5%
0%
-5%
-10%
6.7%
-0.8%
4.3%
7.0%
-4.7%
4.1%
10.2%
-8.2%
5.4%
8.5%
2.7%
7.2%
7.0%
7.5%
7.3%
Clariant Group
Textile, Leather & Paper Chemicals
Pigments & Additives
Masterbatches
Functional Chemicals

Strong cash flow as a result of strict net working capital management

Clariant
Exactly your chemistry.

	Q2/09	Q2/08
Operating cash flow in CHF million	**184**	**33**

- Focus on NWC management resulted in strong operating cash flow:
  - net working capital reduced by another CHF 210 million
  - inventory reduced by CHF 146 million
  - receivables under control on strict management of overdues: days sales outstanding unchanged vs. Q1/09, lower vs. Q4/08
- Further potential to reduce inventories
- Restructuring and impairment charges of CHF 74 million, cash-out CHF 49 million
- Capex reduced to CHF 29 million compared to CHF 41 million in Q1/09 and CHF 60 million in Q2/08

Financial result

Clariant

Exactly your chemistry.

	Q2/09	Q2/08
Financial result in CHF million	-47	-24

- Lower financial result entirely due to FX losses of CHF 28 million compared to an FX loss of CHF 4 million in Q2/08
- Interest expenses of CHF 19 million, unchanged from Q2/08
- Cash and cash equivalents increased to CHF 545 million from CHF 438 million at the end of Q1/09 and from CHF 356 million at year-end 2008
- Net debt down to CHF 985 million from CHF 1 209 million at year-end 2008
- Gearing improved to 51% accordingly, down from 61% by year-end 2008

Ample liquidity headroom available

Clariant
Exactly your chemistry.

- CHF 545 million cash and cash equivalents as of end Q2/09, up from CHF 438 million as of end Q1/09
- Syndicated bank facility CHF 750 million, maturing June 2010; undrawn; no intention to draw
- CHF 200 million open undrawn credit facilities in Switzerland (headquarters); various banks
- CHF 800 million open undrawn credit facilities in the countries; local and international banks

> CHF 2 bn financial headroom available at headquarters and in the countries



545
750
200
800
CHF million
0
500
1'000
1'500
2'000
2'500

All figures as of 30 June

Improved financial structure

Clariant

Exactly your chemistry.

Convertible Bond

- Rationale:
  - optimize debt maturity profile, extension beyond EUR 600 million Eurobond maturity in 2013
  - proceeds further enhance financial flexibility at favorable conditions
  - partially replace syndicated bank facility maturing June 2010 with cash on the balance sheet

Syndicated bank facility CHF 750 million 2005-2010

- Fully compliant with all covenants as of end June 2009
- Size of facility likely to be reduced at Clariant's discretion
- Consent to requested amendments received, allowing more headroom

Clariant

Highlights and financial results first half

Financial results second quarter

Business review

Strategy update

Outlook

General trends in Clariant's businesses

Clariant
Exactly your chemistry.

- All businesses still challenged by unprecedented low demand
- Stabilizing demand in some businesses and regions
- Reduced costs for underutilization of capacities as production has been ramped up selectively
- Pressure on sales prices still compensated by lower raw material costs

Textile, Leather & Paper Chemicals

Clariant
Exactly your chemistry.

	Second quarter					
	2009		2008		Change	
	CHF million	% of sales	CHF million	% of sales	% CHF	% LC
Sales	413		554		-25	-22
EBITDA before exceptionals	29	7.0	55	9.9	-47	-44
Operating income before exceptionals	17	4.1	39	7.0	-56	-53
Operating income	14	3.4	34	6.1	-59	-56



Business trends

- All three Business Units reported an operating profit before exceptionals
- Break-even point significantly lowered
- Persistent poor business conditions in all three businesses
- Leather business has stabilized after steep decline in the previous quarters
- Horsforth site closed by the end of the second quarter

Pigments & Additives

Clariant
Exactly your chemistry.

	Second quarter					
	2009		2008		Change	
	CHF million	% of sales	CHF million	% of sales	% CHF	% LC
Sales	368		541		-32	-30
EBITDA before exceptionals	36	9.8	74	13.7	-51	-50
Operating income before exceptionals	20	5.4	55	10.2	-64	-65
Operating income	3	0.8	42	7.8	-93	-97



Business trends

- Demand at very low levels despite some improvement in the second half of the quarter
- Trading conditions in automotive and construction have stagnated
- Gross margin has improved due to lower unabsorbed fixed costs
- Operating margin has progressively improved vs. Q1/09

Masterbatches

Clariant
Exactly your chemistry.

	Second quarter					
	2009		2008		Change	
	CHF million	% of sales	CHF million	% of sales	% CHF	% LC
Sales	277		341		-19	-15
EBITDA before exceptionals	29	10.5	38	11.1	-24	-20
Operating income before exceptionals	20	7.2	29	8.5	-31	-27
Operating income	18	6.5	29	8.5	-38	-31



Business trends

- Increasing orders from customers in the automotive and textiles value chain and from major resin producers
- Packaging applications less impacted by destocking than other industries
- Good resilience to downturn in domestically-oriented economies in Asia
- Lower break-even point resulted in a substantially higher operating margin compared to Q1/09

Functional Chemicals

Clariant
Exactly your chemistry.

	Second quarter					
	2009		2008		Change	
	CHF million	% of sales	CHF million	% of sales	% CHF	% LC
Sales	551		685		-20	-15
EBITDA before exceptionals	55	10.0	66	9.6	-17	-8
Operating income before exceptionals	40	7.3	48	7.0	-17	-11
Operating income	34	6.2	46	6.7	-26	-18



Business trends

- Demand robust although weakening in some businesses
- Operating margin before exceptional items above previous year's level
- Industrial & Consumer Care development satisfactory, but Europe trading on a lower level
- Clariant Oil Services with strength in growth markets but weakness in North America
- New surfactants plant in China in start-up phase

Clariant

Highlights and financial results first half

Financial results second quarter

Business review

Strategy update

Outlook

Restructuring update – measures and results in the first half 2009

Clariant
Exactly your chemistry.

CASH	**Sustainable NWC reduction**	▪ Measures such as manual production planning, tight credit management with a focus on overdues, and weekly review of purchase orders continued ▪ Further potential for working capital reduction in the second half year identified
COSTS	**Personnel cost reductions**	▪ 1 423 job positions reduced in H1/09, above 1 350 targeted until year-end ▪ Additional 500 redundant job positions identified
	Asset network optimization	▪ Identification and planning of plants to be closed underway ▪ Action plan ready in late 2009 / early 2010
COMPLEXITY	**Product pruning**	▪ Approximately 2 200 products pruned since year-end ▪ Continuously identify more products for deletion
	Country pruning	▪ Several candidates identified, decision pending
	New corporate structure	▪ Implementation as of 1 Jan 2010

Ten Business Units as from 1 January 2010

Clariant
Exactly your chemistry.

From a divisional structure...

...to a new Business Unit structure

From a divisional structure...	...to a new Business Unit structure
Pigments & Additives 22% of sales*	BU Pigments BU Additives
Textile, Leather & Paper Chemicals 24% of sales*	BU Paper Specialties BU Leather Services BU Textile Chemicals BU Emulsions
Functional Chemicals 37% of sales*	BU Industrial & Consumer Specialties BU Detergents & Intermediates BU Oil & Mining Services
Masterbatches 17% of sales*	BU Masterbatches

* % of H1/09 sales

New organization as of 1 January 2010

Clariant
Exactly your chemistry.

- **Executive Committee**
  - Corporate Center
  - **Business Units**
    - BU Industrial & Consumer Specialties
    - BU Pigments
    - BU Masterbatches
    - BU Textile Chemicals
    - BU Oil & Mining Services
    - BU Paper Specialties
    - BU Additives
    - BU Detergents & Intermediates
    - BU Leather Services
    - BU Emulsions
  - **Business Services**
    - Group Finance Services
    - Group HR Services
    - Group Communication Services
    - Group Legal Services
    - Group IT Services
    - Regional Logistic Services
    - Group Procurement Services
    - Supply Chain Performance Team
  - **Group Technology Services**
    - Group Technology Services

New organization is based on simple guiding principles and actions

Clariant
Exactly your chemistry.

Design Principles

Accountability is key

Cost efficiency must improve

Organize along business requirements

Ensure strategic flexibility

Consequences for the setup of Business Units

- Take out the divisional management layer
- Eliminate matrix structure to measure people only against what they really control
- Operationally lead the company through ten business units with full profit & loss responsibility, supported by eight regional business service centers
- Clear allocation of assets and supply chains to the business units
- Plan and design for the medium- to long-term industry environment
- Be flexible and opportunistic to consider potential M&A, partnering, and divestment situations when defining boundaries of each business unit

"No change for the sake of change"

Highlights and financial results first half

Financial results second quarter

Business review

Strategy update

Outlook

Outlook – business conditions

Clariant

Exactly your chemistry.

Environment

- Global economy will recover slowly
- Clear evidence of a presumably temporary stabilization in demand in some businesses and regions
- No sustainable recovery in demand expected
- Raw material costs to stabilize around current levels

Outlook – Clariant

Clariant

Exactly your chemistry.

- Cash generation and further cost reductions remain top priorities to:
  - address the unsatisfactory performance relative to peers
  - weather the global economic crisis
  - build a sustainable platform for continuous improvement and growth after 2010

2009 guidance:

- Sales in local currencies approximately in the range of 16-20% below previous year
- Further improvement of the operating income before exceptional items compared to the first half of 2009
- Focus on cash generation
- Restructuring costs of CHF 200–300 million
- Confirm 2010 target of above industry-average ROIC

Calendar of upcoming corporate events

Clariant
Exactly your chemistry.

4 November 2009	Nine Month 2009 Results
16 February 2010	Full-Year Results 2009
29 March 2010	Annual General Meeting, Basel

IR contacts

Clariant
Exactly your chemistry.

Dr. Ulrich Steiner
Head of Investor Relations

Phone	+41 (0) 61 469 67 45
Mobile	+41 (0) 79 297 27 07
email	ulrich.steiner@clariant.com

Jaideep Pandya
Investor Relations Officer

Phone	+41 (0) 61 469 67 49
Mobile	+41 (0) 79 702 97 41
email	jaideep.pandya@clariant.com

Edith Schwab

Phone	+41 (0) 61 469 67 48
Fax	+41 (0) 61 469 67 67
email	edith.schwab@clariant.com



Mirjam Grieder

Phone	+41 (0) 61 469 67 66
Fax	+41 (0) 61 469 67 67
email	mirjam.grieder@clariant.com

Clariant International Ltd ■ Rothausstrasse 61 ■ 4132 Muttenz ■ Switzerland ■ investor-relations@clariant.com



Backup Slides First Half / Second Quarter Results

Clariant

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First half – key financials

Clariant

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	First half			
	2009		**2008**	
	CHF million	% of sales	CHF million	% of sales
Sales	3 213		4 233	
Local currency growth (LC)	*-20%*			
*- Organic growth rate**	*-20%*			
- Acquisitions/Divestments	*0%*			
Currencies	*-4%*			
Gross profit	**850**	26.5%	**1 259**	29.7%
EBITDA before exceptionals	**168**	5.2%	**437**	10.3%
EBITDA	**74**	2.3%	**391**	9.2%
Operating loss / income before exceptionals	**56**	1.7%	**310**	7.3%
Operating loss / income	**-68**	-2.1%	**258**	6.1%
Net loss / income	**-152**	-4.7%	**92**	2.2%
Operating cash flow	**340**		**27**	

* organic growth: volume and price effects excluding the impact of changes in foreign currency exchange rates and acquisitions/divestments

Sales – first half

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	H1/09	H1/08
Sales growth in local currencies	–20%	+4%

- Sales mix:
  - Volume –24%
  - Price +4%
  - Acq./div. 0%
  - Currency –4%

Total sales H1/09: CHF 3 213 million



Asia / Australia
Africa
822
including
China
157
-30%
Europe
1 449
-26%
-24%
including US
371
-31%
including
Germany
428
Americas
942
Sales growth in local currencies

Sales and EBITDA margins by divisions – first half

Clariant
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	First half 2009				
	Sales		**EBITDA***	**EBITDA Margin in %***	
	CHF million	% LC	in % of group	2009	2008
Textile, Leather & Paper Chemicals	**792**	**-21%**	**11**	**2.9**	**9.2**
Pigments & Additives	696	-32%	12	3.7	14.6
Masterbatches	**537**	**-17%**	**21**	**8.2**	**11.3**
Functional Chemicals	1 188	-10%	56	10.0	10.7
Total Group	**3 213**	**-20%**	**100**	**5.2**	**10.3**

Sales



TLP 24%
FUN 37%
PA 22%
MB 17%

EBITDA*



TLP 11%
PA 12%
FUN 56%
MB 21%

* before exceptional items

Cash flow – first half

Clariant

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	First half	
	2009	**2008**
	CHF million	CHF million
Net loss / income	**-152**	**92**
Depreciation, amortization and impairment	142	133
Other	**16**	**66**
Payments for restructuring	-86	-42
Operating cash flow before working capital changes	**-80**	**249**
Changes in working capital and provisions	420	-222
Operating cash flow	**340**	**27**
Cash flow from investing activities	-83	-14
thereof: Property, Plant & Equipment	*-70*	*-107*
thereof: Changes in current financial assets	*3*	*125*
thereof: Acquisitions, disposals and other	*-16*	*-32*
Cash flow before financing	**257**	**13**

Financial result – first half

Clariant

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	First half	
	2009	**2008**
	CHF million	CHF million
Interest income	**4**	**8**
Other financial income	1	1
Total financial income	**5**	**9**
Interest expenses	-40	-40
Other financial expenses	**-6**	**-7**
Currency result, net	-14	-48
Total financial expenses	**-60**	**-95**
Total financial result	**-55**	**-86**

Textile, Leather & Paper Chemicals – first half

Clariant

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	First half					
	2009		2008		Change	
	CHF million	% of sales	CHF million	% of sales	% CHF	% LC
Sales	792		1 070		-26	-21
EBITDA before exceptionals	23	2.9	98	9.2	-77	-68
Operating income before exceptionals	-1	-0.1	66	6.2		
Operating income	-23	-2.9	51	4.7		



Business trends

- All three Business Units reported an operating profit before exceptionals
- Break-even point significantly lowered
- Persistent poor business conditions in all three businesses
- Leather business has stabilized after steep decline in the previous quarters
- Horsforth site closed by the end of the second quarter

Pigments & Additives – first half

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	First half					
	2009		2008		Change	
	CHF million	% of sales	CHF million	% of sales	% CHF	% LC
Sales	696		1 068		-35	-32
EBITDA before exceptionals	26	3.7	156	14.6	-83	-81
Operating income before exceptionals	-7	-1.0	118	11.0		
Operating income	-37	-5.3	101	9.5		



Business trends

- Demand at very low levels despite some improvement in the second half of the quarter
- Trading conditions in automotive and construction have stagnated
- Gross margin has improved due to lower unabsorbed fixed costs
- Operating margin has progressively improved vs. Q1/09

Masterbatches – first half

Clariant
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	First half					
	2009		2008		Change	
	CHF million	% of sales	CHF million	% of sales	% CHF	% LC
Sales	537		682		-21	-17
EBITDA before exceptionals	44	8.2	77	11.3	-43	-39
Operating income before exceptionals	27	5.0	61	9.0	-56	-51
Operating income	15	2.8	59	8.7	-75	-71



Business trends

- Increasing orders from customers in the automotive and textiles value chain and from major resin producers
- Packaging applications less impacted by destocking than other industries
- Good resilience to downturn in domestically-oriented economies in Asia
- Lower break-even point resulted in a substantially higher operating margin compared to Q1/09

Functional Chemicals – first half

Clariant
Exactly your chemistry.

	First half					
	2009		2008		Change	
	CHF million	% of sales	CHF million	% of sales	% CHF	% LC
Sales	1 188		1 413		-16	-10
EBITDA before exceptionals	119	10.0	152	10.7	-22	-12
Operating income before exceptionals	88	7.4	118	8.4	-25	-15
Operating income	76	6.4	111	7.9	-32	-21



Business trends

- Demand robust although weakening in some businesses
- Operating margin before exceptional items above previous year's level
- Industrial & Consumer Care development satisfactory, but Europe trading on a lower level
- Clariant Oil Services with strength in growth markets but weakness in North America
- New surfactants plant in China in start-up phase

Second quarter – key financials

Clariant

Exactly your chemistry.

	Second quarter			
	2009		**2008**	
	CHF million	% of sales	CHF million	% of sales
Sales	1 609		2 121	
Local currency growth (LC)	*-21%*			
*- Organic growth rate**	*-21%*			
- Acquisitions/Divestments	*0%*			
Currencies	*-3%*			
Gross profit	**471**	29.3%	**614**	28.9%
EBITDA before exceptionals	**125**	7.8%	**207**	9.8%
EBITDA	**82**	5.1%	**184**	8.7%
Operating loss / income before exceptionals	**69**	4.3%	**143**	6.7%
Operating loss / income	**0**	0.0%	**118**	5.6%
Net loss / income	**-61**	-3.8%	**51**	2.4%
Operating cash flow	**184**		**33**	

* organic growth: volume and price effects excluding the impact of changes in foreign currency exchange rates and acquisitions/divestments

Sales and EBITDA margins by divisions – second quarter

Clariant
Exactly your chemistry.

	Second quarter 2009				
	Sales		EBITDA*	EBITDA Margin in %*	
	CHF million	% LC	in % of group	2009	2008
Textile, Leather & Paper Chemicals	413	-22%	19	7.0	9.9
Pigments & Additives	368	-30%	24	9.8	13.7
Masterbatches	277	-15%	20	10.5	11.1
Functional Chemicals	551	-15%	37	10.0	9.6
Total Group	**1 609**	**-21%**	**100**	**7.8**	**9.8**

Sales



FUN 34%
TLP 26%
PA 23%
MB 17%

EBITDA*



FUN 37%
TLP 19%
PA 24%
MB 20%

* before exceptional items

Cash flow – second quarter

Clariant

Exactly your chemistry.

	Second quarter	
	2009	**2008**
	CHF million	CHF million
Net loss / income	**-61**	**51**
Depreciation, amortization and impairment	82	66
Other	**2**	**-18**
Payments for restructuring	-49	-22
Operating cash flow before working capital changes	**-26**	**77**
Changes in working capital and provisions	210	-44
Operating cash flow	**184**	**33**
Cash flow from investing activities	-25	-75
thereof: Property, Plant & Equipment	*-29*	*-60*
thereof: Changes in current financial assets	*1*	*6*
thereof: Acquisitions, disposals and other	*3*	*-21*
Cash flow before financing	**159**	**-42**

Financial result – second quarter

Clariant

Exactly your chemistry.

	Second quarter	
	2009	**2008**
	CHF million	CHF million
Interest income	3	2
Other financial income	0	1
Total financial income	**3**	**3**
Interest expenses	-19	-19
Other financial expenses	-3	-4
Currency result, net	-28	-4
Total financial expenses	**-50**	**-27**
Total financial result	**-47**	**-24**

Well diversified product portfolio

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Divisions

Textile, Leather & Paper | Pigments & Additives | Masterbatches | Functional Chemicals



Textile: 14%
Leather: 5%
Paper: 6%
Coatings Business: 7%
Specialties Business: 12%
- special inks, flame retardants, other
Base Products: 5%
- publication inks, polymer additives, other
Concentrates: 16%
Regional Businesses: 10%
Industrial & Consumer Care: 17%
- personal care, industrial applications, industrial and home care, other
Chemical Management Solutions: 8%
- oil services, mining services

Business unit sales in percentage of group sales (FY 2008, sales CHF 8.1 bn)

Sales and cost structure – first half 2009

Clariant
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Global sales distribution in %
Emerging Markets 20
CHF 0
JPY 3
USD 31
EUR 44
GBP 2



Global cost distribution in %
Emerging Markets 17
CHF 6
JPY 1
USD 24
EUR 50
GBP 2

These distributions represent an approximation to total cash in- and outflows and are closely linked to transaction exposures

Top five products in percentage of total raw material costs – first half 2009

Clariant
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Ranking	Product
1	Ethylene and -Oxide
2	Acetic anhydride
3	Polyethylene
4	Caustic Soda
5	Propylene glycol


Group ~17%
Total

Roles of main organization units in overall setup of new corporate structure

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Executive Committee (EC)	▪ Strategically and operationally manage the Group ▪ Ensure interests of customers, employees and shareholders ▪ Provide leadership; ensure implementation
Corporate Center (CC)	▪ Act as staff to EC and Board of Directors ▪ Define group-wide policies and guidelines
Business Units (BUs)	▪ Operationally manage businesses ▪ Full responsibility for cash, P&L, balance sheet ▪ Maximize long-term profitability and return on invested capital
Business Services (BS)	▪ Responsible for cost effective delivery of agreed service levels to BUs and all other units of Clariant ▪ Ownership of operational BS processes based on CC guidelines
Group Technology Services (GTS)	▪ Manage centralized R&D and Technology Services in cooperation with Business Units ▪ Ensure service quality and cost-efficiency

Overview of future Clariant Business Units (1/2)

Clariant
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Business Units	Description of products and markets
BU Industrial & Consumer Specialties	Leader in ethylene oxide derivatives for a large variety of markets, e.g., personal care, industrial applications, construction.
BU Pigments	Leading producer of pigments for coatings, paints, plastics, and printing.
BU Masterbatches	Leader in masterbatches for automotive, consumer goods, electrical, medical, packaging, and textile/fiber industries.
BU Textile Chemicals	Leading producer of dyes and chemicals for textile industry (e.g., apparel, upholstery, fabrics).
BU Oil & Mining Services	Leading provider of products and services to the oil, refinery, and mining industries.

Overview of future Clariant Business Units (2/2)

Clariant
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Business Units	Description of products and markets
BU Paper Specialties	Leading provider of optical brighteners and dyes for paper and packaging applications.
BU Additives	Major producer of flame retardants, waxes, and polymer additives for plastics, paints, inks.
BU Detergents & Intermediates	Leading supplier of detergents and intermediates for agro and pharmaceutical industries.
BU Leather Services	Leading supplier of leather chemicals and services for wet processing, tanning, dyeing and finishing for leather markets (e.g., automotive, shoe, furniture and accessory industry).
BU Emulsions	Supplier of synthetic latexes/polymer dispersions for paints, coatings, adhesives, sealants, and for the textile, leather and paper industries

Disclaimer

Clariant

Exactly your chemistry.

This presentation contains certain statements that are neither reported financial results nor other historical information. This presentation also includes forward-looking statements.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Clariant's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors such as: the timing and strength of new product offerings; pricing strategies of competitors; the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Clariant does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.